UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-49917
(Check One):	¨ Form 10-K ¨ Form 10-KSB ☒ Form 20-F ¨ Form 11-K ¨ Form 10-Q ¨ Form 10-QSB ¨ Form 10-D ¨ Form N-SAR ¨ Form N-CSR	CUSIP NUMBER 212017-10-7

For Period Ended: June 30, 2007
[  ]  Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION Nevada Geothermal Power Inc. Full Name of Registrant
N/A Former Name if Applicable
900-409 Granville Street Address of Principal Executive Office (Street and Number) Vancouver, British Columbia, Canada, V6C 1T2 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its annual report on Form 20-F for the period ended June 30, 2007 without unreasonable effort and expense, due to its inability to compile the information necessary to complete the required disclosure for the Form 20-F in order to allow sufficient time for the Registrant's management, board of directors and independent auditors to review the Form 20-F prior to the prescribed due date.  It is anticipated that the Form 20-F will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 20-F.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Andrew T. Studley (Name) (604) 688-1553 (Area Code and Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

NEVADA GEOTHERMAL POWER INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2007

By: /s/ Andrew T. Studley
______________________________________________
Andrew T. Studley
Chief Financial Officer and Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.